Exhibit 99.1

ImmunoPrecise’s Dutch Subsidiary Receives French Research Tax Credit (CIR) Accreditation

VICTORIA, British Columbia--(BUSINESS WIRE)--September 8, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (NASDAQ: IPA) (TSX VENTURE: IPA) a leader in full-service, therapeutic antibody discovery and development, announced today that its site in Oss, the Netherlands, which is part of the Company’s subsidiary, IPA Europe, has been granted a three-year approval for the “Crédit d'Impôt Recherche” (CIR) from the French Ministry of Higher Education and Research. CIR is a French R&D tax credit initiative which will provide tax credits to eligible French companies when they engage IPA Europe, Oss, in qualified research and development activities.

The CIR rate that an eligible French customer purchasing services from IPA Europe may receive varies depending on the amount invested:

  30% for eligible R&D expenses up to €100 million of R&D activities, 5% above that amount
  20% for eligible innovation expenditure (for SMEs only) of up to €400,000

An Added Benefit to the Full-Service Advantage of IPA

Dr Stefan Lang, Chief Business Officer of IPA, commented: “We are pleased to offer this accreditation to eligible French companies who engage with IPA in Oss in fundamental and applied research and experimental development activities. IPA is privileged to be able to pass this recognition of our role in research and innovation in scientific antibody discovery in Europe, onto existing and new French partners, in the form of tax relief.”

About CIR

For more information about the French CIR R&D tax credit initiative, go to:
https://www.impots.gouv.fr/portail/international-professionnel/tax-incentives

https://www.enseignementsup-recherche.gouv.fr/cid114521/guide-du-credit-d-impot-recherche-2020.html

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company aims to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the potential availability or benefit of the French CIR tax credit to IPA Europe’s customers. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, whether changes to the French CIR tax credit program, as well as those risks discussed in the Company’s Annual Information Form dated July 27, 2021 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated July 27, 2021 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investor contact:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com